Exhibit 99.27

COASTAL CONTACTS INC.

Voting Results for Annual General Meeting of Shareholders

of Coastal Contacts Inc. (the “Corporation”)

Held on February 24, 2011 (the “Meeting”)

To:                     All Applicable Securities Commissions

The following matters were put to vote at the Meeting at which 29,397,590 shares representing 53.3% of the outstanding shares were voted. Pursuant to National Instrument 51-102, the report on the voting results is as follows:

1.             Election of Directors

By a vote by way of show of hands, the following two nominees were elected to serve as Class III directors of the Corporation for a term of three years expiring at the annual general meeting of shareholders to be held in 2014:

Roger V. Hardy

Murray McBride

2.             Appointment of Auditor

By a vote by way of show of hands, KPMG LLP Chartered Accountants, was appointed auditor of the Corporation.